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[Pioneer Logo]

                           PROXY STATEMENT/PROSPECTUS
                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

    The boards of directors of Pioneer Hi-Bred International, Inc. and E. I. du Pont de Nemours and Company have agreed to a merger in which DuPont will acquire the remaining approximately 80 percent of Pioneer not presently owned by DuPont. If the merger is completed, Pioneer shareholders, other than DuPont, will receive $40 for each Pioneer share they own. Pioneer shareholders may elect to receive the $40 in shares of DuPont common stock based on the average trading price of DuPont common stock over the 10-trading day period ending on
            , 1999, which is three trading days before the date of the special meeting of Pioneer shareholders that we will hold to approve the merger or may choose to receive the $40 in cash. Only 45 percent of the aggregate consideration paid by DuPont will be in the form of cash and the remaining 55 percent will be in the form of DuPont common stock. If, in the aggregate, Pioneer shareholders choose to receive cash for more than 45 percent of the total number of shares of Pioneer common stock outstanding and not owned by DuPont, those elections will be cut back proportionately and they will instead receive a portion of the merger consideration in the form of DuPont common stock. Conversely, if, in the aggregate, Pioneer shareholders elect to receive shares of DuPont common stock for more than 55 percent of the total number of shares of Pioneer common stock outstanding and not owned by DuPont, those elections will be cut back proportionately and they will instead receive a portion of the merger consideration in the form of cash. We intend that the merger will be tax-free to Pioneer shareholders for that portion of the consideration they receive in DuPont common stock.

    After the acquisition, Pioneer will remain intact as an operating entity and be a wholly owned subsidiary of DuPont under the Pioneer name and remain headquartered in Des Moines, Iowa.

    We cannot complete the merger unless Pioneer shareholders vote to approve it. Pioneer will hold a special meeting of its shareholders to vote on the merger agreement. YOUR VOTE IS VERY IMPORTANT.

    This document is a proxy statement for Pioneer to use in soliciting proxies for the Pioneer special meeting. This document is also a prospectus of DuPont relating to the issuance of shares of DuPont common stock in connection with the merger. This document gives you detailed information about the merger and includes the merger agreement.

    FOR RISKS IN CONNECTION WITH THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 18.

    I am very enthusiastic about this merger. Bringing the talents and resources of our two companies more closely together will ensure we can more quickly deliver potential value to farmers and the broadening agricultural marketplace. The terms of the merger realize the benefits of that value for our shareholders. I join all other members of the Pioneer board of directors in recommending that you vote in favor of this merger.

                               Charles S. Johnson
                Chairman, President and Chief Executive Officer
                      Pioneer Hi-Bred International, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PROXY STATEMENT/PROSPECTUS DATED       , 1999, WAS FIRST MAILED TO SHAREHOLDERS
ON OR ABOUT             , 1999.